                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF DECEMBER 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Via Gaetano Negri 1
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: TALKS WITH THE TRADE UNIONS FOR THE REVITALISATION OF THE CARING DIVISION ENDED. THE TEXT OF THE AGREEMENT WILL BE SUBJECT TO A REFERENDUM

The company has developed a new Caring management model that will allow to overcome the spin-off of the division, stabilizing employment and maintaining operations at 39 regional offices which were scheduled for closure in the 2013 agreement

The text of the agreement will be subject to a referendum of the workers. If it is rejected Telecom Italia will implemented the agreement with the Trade Unions already signed in March 2013

Rome, 02 December 2014

The talks between Telecom Italia and the Trade Unions during which the company proposed the text of an agreement aimed at revitalising the Group's Caring division, through significant interventions to simplify processes, optimise service and make more effective use of internal resources, ended yesterday.

The text, if accepted, will allow the company to overcome the project to spin-off of the Caring Division specified in the agreement signed by the Trade Unions in 2013, and to maintain operations at 39 of the 52 regional offices, closure of which had been decided in the 2013 agreement with the trade unions, with transfer of the personnel to nearby premises.

The text of the new agreement proposed by the company is the fruit of lengthy negotiations with the trade unions in which the company covered all the issues of a sector, namely Caring, that is experiencing a deep crisis at national level. After 6 months of negotiations, in the absence of the complete approval of the Trade Unions due to the sole opposition of Slc-Cgil, it has been decided that the text will be subject to a referendum of the employees of the Caring Services Division by 20 December next.

The company hopes that through the referendum of the workers a long and ramified phase of negotiation can be concluded positively, allowing Telecom Italia to shelve the spin-off proposal, and revitalise the Caring division.

The initiative is therefore coherent with the turn around policy of the company, since its principal objective is the stabilisation of the work in the call centers and long term sustainability within the Group.

So the project aims to guarantee to the Caring internal services the possibility of differentiating themselves from those offered by the market in outsourcing.

In particular, Telecom Italia intends to introduce a new "Skills Cloud" model, which will allow the skills and individual capacities of workers to be recorded, and the routing of customer requests to the operator with the most experience and knowledge of each issue. The aim is to achieve higher and higher levels of customer satisfaction and service quality.

The new model, provides, within the context of the regulations laid down in article 4 of the Statute of Labourers and in full compliance with the rights and dignity of the individual, an innovative approach for our country in the use of technologies, in order to meet customer needs more effectively.

The individual knowledge of skills will allow the company to establish targeted training pathways to improve the specific capabilities and skills of the worker and re-employ excess personnel.

The project also envisages the conversion of 100 part-time jobs to full-time jobs, and the award of a one-off payment of 200 euros to the 9000 plus employees of the Caring Services Division of Telecom Italia.

If the company proposal should be rejected by the workers, the company will continue to pursue its objective of creating economic stability for the Caring sector, as yet unrealised, by implementing the agreement already signed in March 2013.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 2nd, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Umberto Pandolfi
                                                  ---------------------------------
                                                      Umberto Pandolfi
                                                      Company Manager